SUB-ITEM 77D
Policies with respect to security investments

(a) The Board approved the removal of High-Yield Funds investment restriction on the purchase of securities rated lower than B by both Moodys and S&P unless, immediately after such purchase, no more than 10% of its total assets are invested in such securities.
(b) N/A
(c) N/A
(d) N/A
(e) N/A
(f) N/A
(g) N/A